Exhibit 99.1

CONTENT

2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of March 31,	As of December 31,
		2017	2016
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,828,411	2,279,389
Cash items in process of collection	4	800,901	495,283
Trading investments	5	387,190	396,987
Investments under resale agreements		-	6,736
Financial derivative contracts	6	2,500,630	2,500,782
Interbank loans, net	7	351,880	272,635
Loans and accounts receivables from customers, net	8	26,294,766	26,113,485
Available for sale investments	9	2,807,974	3,388,906
Held to maturity investments		-	-
Investments in associates and other companies		24,501	23,780
Intangible assets	10	59,118	58,085
Property, plant, and equipment	11	249,485	257,379
Current taxes	12	-	-
Deferred taxes	12	368,276	372,699
Other assets	13	1,035,406	840,499
TOTAL ASSETS		36,708,538	37,006,645
LIABILITIES
Deposits and other demand liabilities	14	7,408,618	7,539,315
Cash items in process of being cleared	4	602,307	288,473
Obligations under repurchase agreements		205,151	212,437
Time deposits and other time liabilities	14	12,700,210	13,151,709
Financial derivative contracts	6	2,293,744	2,292,161
Interbank borrowing		1,491,687	1,916,368
Issued debt instruments	15	7,411,645	7,326,372
Other financial liabilities	15	238,331	240,016
Current taxes	12	24,847	29,294
Deferred taxes	12	11,623	7,686
Provisions		324,584	308,982
Other liabilities	17	997,313	795,785
TOTAL LIABILITIES		33,710,060	34,108,598
EQUITY

Attributable to the equity holders of the Bank		2,968,491	2,868,706
Capital	19	891,303	891,303
Reserves	19	1,640,112	1,640,112
Valuation adjustments	19	6,763	6,640
Retained earnings		430,313	330,651
Retained earnings from prior years		472,351	-
Income for the period		142,375	472.351
Minus: Provision for mandatory dividends		(184,413)	(141.700)
Non-controlling interest	21	29,987	29,341
TOTAL EQUITY		2,998,478	2,898,047

TOTAL LIABILITIES AND EQUITY		36,708,538	37,006,645

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		March 31,
		2017	2016
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	22	523,968	518,729
Interest expense	22	(205,393)	(205,856)

Net interest income		318,575	312,873

Fee and commission income	23	115,295	104,508
Fee and commission expense	23	(42,472)	(41,517)

Net fee and commission income		72,823	62,991

Net income (expense) from financial operations	24	1,276	(179,699)
Net foreign exchange gain	25	35,456	213,961
Other operating income	30	13,019	5,248

Net operating profit before provision for loan losses		441,149	415,374

Provision for loan losses	26	(73,862)	(77,926)

NET OPERATING PROFIT		367,287	337,448

Personnel salaries and expenses	27	(92,676)	(92,967)
Administrative expenses	28	(58,482)	(58,694)
Depreciation and amortization	29	(17,622)	(14,345)
Impairment of property, plant, and equipment	29	(184)	(37)
Other operating expenses	30	(18,817)	(16,234)

Total operating expenses		(187,781)	(182,277)

OPERATING INCOME		179,506	155,171

Income from investments in associates and other companies		720	531

Income before tax		180,226	155,702

Income tax expense	12	(37,208)	(29,662)

NET INCOME FOR THE PERIOD		143,018	126,040

Attributable to:
Equity holders of the Bank		142,375	125,439
Non-controlling interest	21	643	601
Earnings per share attributable to
Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	19	0.756	0.666
Diluted earnings	19	0.756	0.666

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		March 31
		2017	2016
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		143,018	126,040

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	9	14,366	20,518
Cash flow hedge	19	(14,006)	(21,425)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax a la renta		360	(907)

Income tax related to items which may be reclassified subsequently to profit or loss	12	(236)	194

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		124	(713)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		143,142	125,327

Attributable to:
Equity holders of the Bank		142,496	124,625
Non-controlling interest	22	646	702

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended March 31, 2017 and 2016

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880
Distribution of income from previous period	-	-	-	-	-	-	448,878	(448,878)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	448,878	-	(134,663)	2,734,699	30,181	2,764,880
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	(327)	(327)
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(37,632)	(37,632)	-	(37,632)
Subtotals	-	-	-	-	-	-	-	-	(37,632)	(37,632)	(327)	(37,959)
Other comprehensive income	-	-	-	20,387	(21,425)	224	-	-	-	(814)	101	(713)
Income for the year	-	-	-	-	-	-	-	125,439	-	125,439	601	126,040
Subtotals	-	-	-	20,387	(21,425)	224	-	125,439	-	124,625	702	125,327
Equity as of March 31, 2016	891,303	1,530,117	(2,224)	13,422	(12,799)	(149)	448,878	125,439	(172,295)	2,821,692	30,556	2,852,248

Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047
Distribution of income from previous period	-	-	-	-	-	-	472,351	(472,351)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	472,351	-	(141,700)	2,868,706	29,341	2,898,047
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(42,713)	(42,713)	-	(42,713)
Subtotals	-	-	-	-	-	-	-	-	(42,713)	(42,713)	-	(42,713)
Other comprehensive income	-	-	-	14,346	(14,006)	(217)	-	-	-	123	3	126
Income for the year	-	-	-	-	-	-	-	142,375	-	142,375	643	143,018
Subtotals	-	-	-	14,346	(14,006)	(217)	-	142,375	-	142,498	646	143,144
Equity as of March 31, 2017	891,303	1,642,336	(2,224)	20,795	(11,718)	(2,314)	472,351	142,375	(184,413)	2,968,491	29,987	2,998,478

	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

Year 2014 (Shareholders Meeting April 2015)	550,331	220,132	330,199	60	188,446,126,794	1.752

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the three months ended March 31,
		2017	2016
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR		143.018	126,040
Debits (credits) to income that do not represent cash flows		(204.635)	(318,390)
Depreciation and amortization	29	17.622	14,345
Impairments of property, plant, and equipment	11	184	37
Provision for loan losses	26	93.180	95,781
Mark to market of trading investments		117.756	(2,241)
Income from investments in associates and other companies		(720)	(531)
Net gain on sale of assets received in lieu of payment	30	(6.342)	(4,193)
Provision on assets received in lieu of payment		1.771	2,573
Net gain on sale of property, plant, and equipment	30	(17)	(320)
Charge off of assets received in lieu of payment	30	5.520	2,615
Net interest income	22	(318.575)	(312,873)
Net fee and commission income	23	(72.823)	(62,991)
Other debits (credits) to income that do not represent cash flows		(3.005)	(60,424)
Changes in deferred taxes	12	(39.180)	9,832
Increase/decrease in operating assets and liabilities		(349.883)	(437,447)
(Increase) decrease of loans and accounts receivables from customers, net		(1.406.572)	(374,761)
(Increase) decrease of financial investments		(353.610)	(472,872)
Decrease (increase) due to resale agreements (assets)		-	2,463
Decrease (increase) of interbank loans		(319.962)	(21,035)
(Increase) decrease of assets received or awarded in lieu of payment		17.792	(1,166)
Increase (decrease) of debits in customers checking accounts		439.209	(283,946)
Increase (decrease) of time deposits and other time liabilities		(22.689)	540,132
Increase (decrease) of obligations with domestic banks		5.400	9,192
Increase (decrease) of other demand liabilities or time obligations		(109.863)	7,096
Increase (decrease) of obligations with foreign banks		169.535	9,176
Increase (decrease) of obligations with Central Bank of Chile		(14)	16
Increase (decrease) of obligations under repurchase agreements		153.728	(92,266)
Increase (decrease) in other financial liabilities		13.443	4,361
Net increase of other assets and liabilities		307.764	(370,345)
Redemption of letters of credit		8.576	(4,956)
Redemption of mortgage bonds and payments of interest		(2.553)	(2,503)
Senior bond issuances		266.616	774,362
Redemption of senior bonds and payments of interest		91.919	(564,597)
Interest received		523.968	519,356
Interest paid		(205.393)	(206,276)
Dividends received from investments in other companies		-	28,131
Fees and commissions received	23	115.295	104,508
Fees and commissions paid	23	(42.472)	(41,517)
Total cash flow provided by (used in) operating activities		(411.500)	(629,797)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the three months ended March 31,
		2017	2016
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(4,440)	(3,821)
Sales of property, plant, and equipment		198	146
Purchases of investments in associates and other companies		-	-
Purchases of intangible assets	10	(6,252)	(5,035)
Total cash flow provided by (used in) investment activities		(10,494)	(8,710)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(8,152)	(5,251)
Redemption of subordinated bonds and payments of interest		(8,152)	(5,251)
Dividends paid		-	-
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(8,152)	(5,251)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(430,146)	(643,758)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(29,048)	(96,826)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,486,199	2,327,170

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,027,005	1,586,586

		For the three months ended March 31,
Reconciliation of provisions for the Consolidated Interim Statements		2017	2016
of Cash Flows for the periods		MCh$	MCh$

Provision for loan losses for cash flow purposes		93,180	95,781
Recovery of loans previously charged off		(19,318)	(17,855)
Provision for loan losses - net	26	73,862	77,926

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2016 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	March, 31 2017 MCh$
Subordinated Bonds	759,665	8,152	-	-	11,054	-	762,567
Dividends paid	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	759,665	8,152	-	-	11,054	-	762,567

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	8

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of March 31, 2017 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a) Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event of discrepancies between the IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Unaudited Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Unaudited Consolidated Interim Statement of Financial Position, Unaudited Consolidated Interim Statement of Income, Unaudited Consolidated Interim Statement of Comprehensive Income, Unaudited Consolidated Interim Statement of Changes in Equity and Unaudited Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b) Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The Unaudited Consolidated Interim Financial Statements as of March 31, 2017 and 2016 and December 31, 2016 and for the three-month periods ended March 31, 2016 and 2015, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	The potential voting rights held by the Bank, other vote holders or other parties;
•	The rights arising from other agreements; and

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	9

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Unaudited Consolidated Interim Statement of Income and in the Unaudited Consolidated Interim Financial Statementof Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Unaudited Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Unaudited Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of March 31,			As of December 31,			As of March 31,
		Incorporation	2017			2016			2016
		and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 21 – Non-controlling interest.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	10

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of March 31, 2017 and 2016 and as of December 31, 2016 based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation	As of March 31	As of December 31,	As of March 31,
		and	2017	2016	2016
Associates	Main activity	operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.93	14.93	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	12.07	11.11

In the case of Sociedad Nexus S.A. and Cámara Compensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company.

During the third quarter of 2016 a transaction took place through which Deutsche Bank ceded to Banco Santander a portion of its holding in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and "Servicios de Infraestructura de Mercado OTC S.A." with which the Bank's share has increased to 14.84% and 11.93% respectively.

Finally, during the last quarter of 2016 a transaction took place through which Banco Penta ceded to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor SA" and " Servicios de Infraestructura de Mercado OTC S.A." with which the participation at the end of last year of the Bank has increased to 14.93% and 12.07% respectively.

At the Extraordinary Shareholders' Meeting of Transbank S.A. Held on April 21, 2016, it was agreed to increase the capital of the company by capitalizing the accumulated profits, through the issuance of shares released for payment, and placement of payment shares for approximately $ 4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $ 1,000 million.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences and are presented in this category. These holdings are shown at acquisition value less impairment, if any.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	11

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Unaudited Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Unaudited Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Unaudited Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, so it has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	12

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$660.16 per US$1 as of March, 2017 (Ch$667.68 per US$1 as of March, 2016 and Ch$666.00 per US$1 as of December, 2016).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. In the first quarter of 2017 and during 2016, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	13

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset is classified as held for trading if:

·	it has been acquired principally for the purpose of selling it in the near term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	14

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

Financial liabilities are classified as FVTPL when the financial liability is either held for trading or it is designated as FVTPL.

A financial liability is classified as held for trading if:

·	it has been incurred principally for the purpose of repurchasing it in the near term; or
·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
·	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	15

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial liability other than a financial liability held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
·	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial liabilities FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘net income (expense) from financial operations' line item.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and interest paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Unaudited Consolidated Interim Statement of Financial Position:

-	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	16

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Unaudited Consolidated Interim Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. As of March 31, 2017, the CVA and DVA are Ch $ 9,302 million and Ch $ 14,485 million, respectively.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	17

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives, whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of March 31, 2017 and 2016 and as of December 31, 2016 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	18

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	19

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other hybrid contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the hybrid contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Unaudited Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	20

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Unaudited Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Unaudited Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and they are reported as part of the complementary information thereto and as memorandum accounts (Note 22). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Unaudited Consolidated Interim Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	21

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	22

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Unaudited Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Unaudited Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	23

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Unaudited Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Unaudited Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 36 months.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	24

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of net equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank has continuously evaluated the entire loan portfolio and contingent loans, as is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) Including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	25

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or guarantor is a person qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% of loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the debtor can be classified into categories C1 to C6. Using this classification system the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	26

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances relat to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	27

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off within Provision for loan losses at the Unaudited Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	28

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Unaudited Consolidated Interim Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	29

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 7, 8, and 26)
-	Impairment losses of certain assets (Notes 6, 7, 8, 9, and 29)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 29)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 9 and 32)
-	Commitments and contingencies (Note 18)
-	Current and deferred taxes (Note 12)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	30

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

As of March 31, 2017 and 2016 and December 31, 2016 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. As of December 31, 2016 the average selling cost has been estimated at 5.1% of the appraisal value (5.0% as of December 31, 2015).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of March 31, 2017 and 2016 and December 31, 2016 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Unaudited Consolidated Interim Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of March 31, 2017 and 2016 and December 31, 2016 the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Unaudited Consolidated Interim Statement of Changes in Equity with offset to Provisions.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	31

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management.
b.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
c.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the performance of plan assets, and;

(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Unaudited Consolidated Interim Statement of Income.

The post-employment benefits liability, recognized in the Unaudited Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	32

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

z)	New accounting pronouncements

i.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Unaudited Consolidated Interim Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards Issued by the SBIF

Circular No. 3,621. Compendium of Accounting Standards. Chapters B-1 and C-3. Credits guaranteed by the School Infrastructure Guarantee Fund. Complementary instructions - This circular issued on March 15, 2017 introduces the following modifications:

• The title of No. 4 of Chapter B-1 is replaced by the following: "4 Warranty, goods delivered under lease, factoring operations and School Infrastructure Guarantee fund".

• The section 4.4 "Guarantee Fund for School Infrastructure" is added to this section, for purposes of determining provisions applicable to the substitution of credit risk of direct credit for the credibility of the referred fund, assigning for this purpose category A1 .

• The following item is added: 1302.1.50 Credits for school infrastructure Law N ° 20.845.

This rule is immediately applicable. This change had no impact on the Bank.

2.	Accounting Standards issued by the International Accounting Standards Board

Amendment to IAS 12 Recognition of deferred tax assets related to unrealized losses - On January 19, 2016, the IASB issued this amendment to clarify the recognition of deferred assets related to debt instruments measured at fair value due to different recognition practices Of deferred assets, it is clarified that:

- Unrealized losses on debt instruments measured at fair value and measures at cost for tax purposes generate a deductible temporary difference regardless of whether the holder of the debt instrument expects to recover the book value of the debt instrument by sale or use .

- The book value of an asset does not limit the estimate of probable taxable profits.

- The estimate of future taxable income excludes tax deductions from the reverse of deductible temporary differences.

This regulation is applicable as of January 1, 2017. This change had no impact for the Bank.

Amendment to IAS 7 Statement of Cash Flow. Disclosure Initiative - This amendment issued on January 29, 2016 improves the information provided to users of the financial statements related to the entities' financing activities. The purpose of the amendment is to provide disclosures that enable EEFF users to assess changes in liabilities generated from financing operations. One way to comply with this new disclosure is to provide a reconciliation between the initial and final balance in the EFE for liabilities generated from financing activities.

This regulation is applicable from January 1, 2017, with early application allowed. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Annual improvements, cycle 2014-2016

Amendment to IFRS 12 Disclosures of Interest in Other Entities - Clarifies the scope of the standard by specifying that the disclosure requirements of the standard, except for paragraphs B10-B16, apply to interest on an entity listed in paragraph 5 ( Subsidiaries, joint ventures, associates and non-consolidated structured entities) that are classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The amendment to IFRS 12 is for annual periods beginning on or after 1 January 2017. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	33

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of March 31, 2017

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of March 31, 2017. Although in some cases the application Is permitted by the IASB, the Bank has not made its application on that date.

1.	Accounting Standards issued by the Superintendency of Banks and Financial Institutions

Circular No. 3,615. Compendium of Accounting Standards. Chapter C-2. Report on the revision of the interim financial information - The circular issued on December 12, 2016, aims to increase the level of transparency of the financial information provided by the banks, reason why, the SBIF has considered pertinent that from the Year 2017, the financial statements referred to June 30 will be subject to a review report of the interim financial information issued by its external auditors in accordance with NAGA No. 63, AU930, or its international equivalent, SAS No. 122, Section AU-C 930, which must be sent to the SBIF on the same day of publication, or the immediately preceding or following bank business day.

If a bank does not have the necessary information to prepare financial statements with its respective notes within the period established in the law, it shall at least publish and send to the SBIF the Statement of Financial Position and Income Statement, adding a note with the date In which they will be available, although they must be available within the first fortnight of the following month.

In the case of the financial statements referred to as of June 30, the banks must send, by August 15, the review report of their external auditors.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in full on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of the financial assets. Financial assets are measured at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost will be tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments.

The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also replicated the guidance on the derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39 The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance in IFRS 9 on the classification and measurement of financial assets has not changed from those in IAS 39. In other words, financial liabilities will continue to be measured at amortized cost or at fair value through profit or loss. The concept of derivatives bifurcation incorporated in a contract for a financial asset has not changed either. Financial liabilities held for trading will continue to be measured at fair value through profit or loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently in IAS 39.

Notwithstanding the above, there are two differences with respect to IAS 39:

- Presentation of the effects of changes in fair value attributable to the credit risk of a liability; and

- The elimination of the exemption of cost for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued Compulsory Application Date of IFRS 9 and Transition Disclosures, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Amendments subsequent to this standard have modified the effective date of this standard for annual periods beginning on January 1, 2018. The Administration in accordance with the established by the Superintendency of Banks and Institutions Financiers, will not apply this rule in advance, nor will it be applied until such time as the Superintendency does not provide it as a mandatory standard for all banks.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	34

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 9, Financial Instruments - hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39 - On November 19, 2013, the IASB issued this amendment, which includes a new general model of hedge accounting, which is more closely aligned With risk management, delivering more useful information to the users of the financial statements. On the other hand, requirements related to the fair value option for financial liabilities were changed to address own credit risk, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a Unless the liability is held for trading; Early adoption of this amendment is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force at the end of the draft IFRS 9, likewise allowing its adoption. Management is evaluating the potential impact of adopting these amendments with respect to IFRS 7 and IAS 39, since those referred to IFRS 9 by express provision of the SBIF will not apply as long as the aforementioned Superintendency does not provide it as a standard of Compulsory use for all banks.

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published IFRS 9 - Financial Instruments, this final document includes the rules already issued together with a new expected loss model and small modifications to the requirements of classifications and measurement for the Financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive income for certain debt instruments. It also includes additional guidance on how to apply the business model and evidence of contractual cash flow characteristics.

This rule is effective for periods beginning after January 1, 2018. Early application is permitted. The Administration, in accordance with what is established by the Superintendency of Banks and Financial Institutions, will not apply this rule in advance, nor will it be applied as long as the aforementioned Superintendency does not provide it as a mandatory standard for all banks.

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity's contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

This rule is effective as of January 1, 2017, however, the IASB has deferred its entry into force for annual periods beginning on or after January 1, 2018. Advance application is permitted. Management is evaluating the potential impact of adopting this standard.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of assets between an Investor and its associate or joint venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the profits and losses recognized in a transaction involving To an associate or joint venture, and that it depends on whether the asset sold or contribution constitutes a business. Therefore, IASB concluded that all of the gains or losses must be recognized against loss of control of a business. In addition, gains or losses arising from the sale or contribution of a non-business subsidiary (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015, the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" postponing indefinitely the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application permitted if IFRS 15 "Customer Contract Revenue" is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

Clarifications to IFRS 15 Revenue from Ordinary Activities from Client Contracts - This clarification issued on April 12, 2016, does not change the principles underlying the regulation, but only clarifies and offers some alternatives for the transition. The matters addressed by this amendment relate to: Identification of performance obligations, Principal and agent considerations, and licenses.

An entity shall apply these amendments for annual periods beginning on or after 1 January 2018. Early application is permitted. If an entity applies those changes in a period beginning earlier, it will disclose this fact. The Administration is evaluating the potential impact of the adoption of these regulations.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	35

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment to IFRS 2 Classification and measurement of share-based payment transactions - This amendment, issued on June 20, 2016, addresses matters on which the IASB decided to address matters, are:

- Accounting for payment transactions based on cash settled shares that include a performance condition.

- Classification of share-based payment transactions with balancing-off characteristics.

- Accounting for changes in share-based payment transactions from cash settled to settled in equity instruments.

This amendment is applicable from January 1, 2018 on a prospective basis, with early application allowed. The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IFRS 4 Application of IFRS 9 Financial Instruments and IFRS 4 Insurance Contracts - This amendment issued on September 12, 2016 is intended to address concerns about the differences between the effective date of IFRS 9 and the next new contract standard This amendment provides two options for entities issuing insurance contracts within the scope of IFRS 4:

- An option that allows the entities to reclassify from profit or loss to other comprehensive income, some of the income or expenses derived from the designated financial assets; This is the so-called superposition approach.

- An optional temporary exemption from the application of IFRS 9 for entities whose main activity is the issuance of contracts within the scope of IFRS 4; This is the so-called deferral approach.

An entity that chooses to apply the retroactive overlapping approach to the classification of financial assets will do so when IFRS 9 is applied for the first time, while the entity choosing to apply the deferral approach will do so for annual periods beginning in Or after January 1, 2018. Management has assessed that this standard will have no effect on the Bank's financial statements.

IFRIC 22 Transactions in foreign currency and consideration received / delivered in advance - This interpretation issued on December 8, 2016 clarifies the accounting of transactions that include the receipt or payment of an early consideration in a foreign currency. The Interpretation covers transactions in foreign currency when an entity recognizes an asset or a non-monetary liability arising from the payment or early receipt of a consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the initial recognition of the asset, expense or income related to its fair value or the fair value of the consideration received or paid on a date other than the date of initial recognition of the non-monetary asset or liability. In addition, it is not necessary to apply the Interpretation to income taxes, insurance contracts or reinsurance contracts.

The date of the transaction for the purpose of determining the exchange rate is the date of the initial recognition of the non-monetary asset paid in advance or of the deferred income liability. If there are several payments or receipts in advance, a transaction date is established for each payment or receipt. IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Advance application is permitted. Management has assessed that this standard will have no effect on the Bank's financial statements.

Annual improvements, cycle 2014-2016

Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards - Eliminates the short-term exemptions contained in paragraphs E3-E7 (Transitory Provisions of Financial Instruments, Employee Benefit and Investment Entities) of IFRS 1, Since they have fulfilled the intended purpose.

Amendment to IAS 28 Investments in Associates and Joint Ventures - Clarifies that the choice to measure at fair value through profit and loss (FVTPL) an investment in an associate or joint venture belonging to an entity that is a venture capital organization, or Another qualified entity, is available for each investment in an associated entity or joint venture on the basis of the investment, upon initial recognition.

Amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January 2018. Management is assessing the potential impact of the adoption of this standard.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	36

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS

As of March 31, 2017, the following significant events have occurred and affected the Bank`s operations and Unaudited Consolidated Interim Financial Statements.

a) Use of Profits and Distribution of Dividends

In the Ordinary Board Meeting of Banco Santander Chile held on March 16, 2017, agreed to quote a Shareholders' meeting for April 26, 2017, in order to discuss, among other matters, the proposal to distribute a dividend of $ 1.75459102 per 70% of the profits for the year 2016 and that the remaining 30% of the profits of the same year 2016 is destined to increase the Bank's reserves.

b) Issuance of bonds – As of March 31, 2017

b.1) Senior bonds as of March 31 2017

During the first quarter of 2017, the Bank did not issue senior bonds.

.

b.2) Subordinated bonds as of March 31, 2017

During the first quarter of 2017, the Bank did not issue subordinated bonds.

b.3) Mortgage bonds as of March 31, 2017

During the first quarter of 2017, the Bank did not issue mortgage bonds.

b.4) Repurchased bonds

In the three months ended March 31, 2017 the Bank has repurchased the following bonds:

Date	Currency	Repurchase amount
03-06-2017	Senior	USD	6,900,000

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	37

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The information relating to 2016 has been prepared using the current criteria so that the figures presented are comparable.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	38

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS, continued

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of March 31, 2017 and 2016:

	For the three months ended March 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions , net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,673,359	238,971	52,175	5,045	(71,551)	(128,668)	95,972
Middle- market	6,534,707	65,455	9,143	3,008	(3,129)	(22,293)	52,184
Commercial Banking	25,208,066	304,426	61,318	8,053	(74,680)	(150,961)	148,156

Global Corporate Banking	2,162,457	24,248	10,642	17,449	557	(14,520)	38,376
Other	82,127	(10,099)	863	11,230	261	(3,299)	(1,044)

Total	27,452,650	318,575	72,823	36,732	(73,862)	(168,780)	185,488
Other operating income							13,019
Other operating expenses							(19,001)
Income from investments in associates and other companies							720
Income tax expense							(37,208)
Net income for the period							143,018

(1) Loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	39

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS, continued

	For the three months ended March 31, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions , net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	17,346,399	223,985	45,668	4,068	(82,805)	(128,719)	62,197
Middle-market	6,142,987	61,707	9,356	5,061	(2,536)	(22,091)	51,497
Commercial Banking	23,489,386	285,692	55,024	9,129	(85,341)	(150,810)	113,694

Global Corporate Banking	2,155,131	23,127	7,085	10,931	517	(13,933)	27,727
Other	81,444	4,054	882	14,202	6,898	(1,263)	24,773

Total	25,725,961	312,873	62,991	34,262	(77,926)	(166,006)	166,194
Other operating income							5,248
Other operating expenses							(16,271)
Income from investments in associates and other companies							531
Income tax expense							(29,662)
Net income for the period							126,040

(1) Loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	40

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Cash and deposit in banks
Cash	623,536	570,317
Deposit in the Central Bank of Chile	202,040	507,275
Deposit in domestic banks	941	1,440
Deposit in foreign banks	1,001,894	1,200,357
Subtotal	1,828,411	2,279,389

Cash in process of collection, net	198,594	206,810

Cash and cash equivalents	2,027,005	2,486,199

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b)	Cash in process of collection:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	186,469	200,109
Funds receivable	614,432	295,174
Subtotal	800,901	495,283
Liabilities
Funds payable	602,307	288,473
Subtotal	602,307	288,473

Cash in process of collection, net	198,594	206,810

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	41

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	185,483	158,686
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	196,410	237,325
Subtotal	381,893	396,011

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	4,082	976
Other Chilean securities	-	-
Subtotal	4,082	976

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	1,215	-
Funds managed by third parties	-	-
Subtotal	1,215	-

Total	387,190	396,987

As of March 31, 2017 and December 31, 2016, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	42

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of March 31, 2017 and December 31, 2016 the Bank holds the following portfolio of derivative instruments:

	As of March 31, 2017
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	82,000	570,507	1,663,770	2,316,277	44,115	486
Cross currency swaps	127,222	381,979	1,245,009	1,754,210	41,382	29,791
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	209,222	952,486	2,908,779	4,070,487	85,497	30,277

Cash flow hedge derivatives
Currency forwards	488,712	517,096	-	1,005,808	12,959	526
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	852,298	2,419,366	4,857,809	8,129,473	32,571	92,563
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,341,010	2,936,462	4,857,809	9,135,281	45,530	93,089

Trading derivatives
Currency forwards	12,167,568	11,439,359	3,184,431	26,791,358	152,257	160,798
Interest rate swaps	5,746,115	15,956,771	49,133,140	70,836,026	668,643	559,969
Cross currency swaps	2,823,658	8,511,557	52,976,879	64,312,094	1,547,295	1,448,644
Call currency options	111,503	50,531	6,371	168,405	852	311
Call interest rate options	-	-	-	-	-	-
Put currency options	138,515	33,041	660	172,216	556	656
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	20,987,359	35,991,259	105,301,481	162,280,099	2,369,603	2,170,378

Total	22,537,591	39,880,207	113,068,069	175,485,867	2,500,630	2,293,744

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	43

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	44

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of March 31, 2017 and December 31, 2016, classified by term to maturity are as follows:

	As of March 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	13,203	118,829	132,032
Mortgage financing bonds	-	-	99,024	468,714	567,738
Treasury bonds (BTP)	-	-	5,430	-	5,430
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	756,996	24,000	-	-	780,996
Issued debt instruments
Senior bonds	404,712	907,154	749,880	522,545	2,584,291
Total	1,161,708	931,154	867,537	1,110,088	4,070,487
Hedging instrument
Cross currency swaps	509,200	442,154	530,310	272,546	1,754,210
Interest rate swaps	652,508	489,000	337,227	837,542	2,316,277
Total	1,161,708	931,154	867,537	1,110,088	4,070,487

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bond	-	-	6,660	56,610	63,270
Mortgage finance bonds	-	-	5,651	-	5,651
Treasury bonds (BTP)	-	-	33,300	366,300	399,600
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	45

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of March 31, 2017 and December 31, 2016, and the period when the cash flows will be generated are as follows:

	As of March 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	870,243	786,043	1,330,869	586,945	3,574,100
Commercial loans	898,196	-	-	-	898,196
Available for sale investments
Time deposits (ASI)	-	-	125,556	380,481	506,037
Yankee bond	-	-	-	-	-
Chilean Central Bank bonds	26,259	-	-	-	26,259
Time deposits and other time liabilities
Time deposits	52,242	-	-	-	52,242
Issued debt instruments
Senior bonds (variable rate)	591,652	401,949	284,768	-	1,278,369
Senior bonds (fixed rate)	-	109,075	245,254	106,144	460,473
Interbank borrowings
Interbank loans	1,812,110	414,083	-	-	2,226,193
Total	4,250,702	1,711,150	1,986,447	1,073,570	9,021,869
Hedging instrument
Cross currency swaps	3,271,664	1,711,150	1,986,447	1,073,570	8,042,831
Currency forwards	979,038	-	-	-	979,038
Total	4,250,702	1,711,150	1,986,447	1,073,570	9,021,869

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Time deposits (ASI)	-	-	126,140	406,881	533,021
Yankee bond	20,754	-	-	-	20,754
Chilean Central Bank bonds	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Currency forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	46

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	As of March 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	182,758	84,235	32,633	3,367	302,993
Outflows	(61,962)	(45,596)	(16,873)	-	(124,431)
Net flows	120,796	38,639	15,760	3,367	178,562

Hedging instrument
Inflows	61,962	45,596	16,873	-	124,431
Outflows (*)	(182,758)	(84,235)	(32,633)	(3,367)	(302,993)
Net flows	(120,796)	(38,639)	(15,760)	(3,367)	(178,562)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	47

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of March 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	17,809	20,911	104,253	83,624	226,597
Outflows	(627)	-	-	-	(627)
Net flows	17,182	20,911	104,253	83,624	225,970

Hedging instrument
Inflows	627	-	-	-	627
Outflows	(17.809)	(20.911)	(104.253)	(83.624)	(226,597)
Net flows	(17.182)	(20.911)	(104.253)	(83.624)	(225,970)

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

b.2) Forecasted cash flows for exchange rate risk:

As of March 31, 2017 and December 31, 2016, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Unaudited Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of March 31, 2017 and 2016, and is as follows:

	As of March 31,
	2017	2016
Hedged item	MCh$	MCh$

Interbank loans	(10,463)	(2,677)
Time deposits and other time liabilities	(2)	(27)
Issued debt instruments	(11,344)	247
Available for sale investments	13,701	(7,605)
Loans and accounts receivable from customers	(3,611)	(2,738)
Net flows	(11,719)	(12,800)

Since the inflows and outflows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of March 31, 2017 and 2017, Ch$473 million and Ch$473 million respectively, are recognized in income for the ineffective portion.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	48

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

During the year, the Bank did not have any cash flow hedges for forecast transactions.

d)	The income generated by cash flow hedges that were reclassified from other comprehensive income to the period’s net income is as follows:

	As of March 31,
	2017	2016
	MCh$	MCh$

Bond hedging derivatives	(115)	7
Interbank loans hedging derivatives	-	-

Cash flow hedge net income	(115)	7

See Note 19 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of March 31, 2017 and December 31, 2016, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	49

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 07

INTERBANK LOANS

a)	As of March 31, 2017 and December 31, 2016, balances of “Interbank loans” are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	32	23
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	77	51
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	351,935	272,733
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(164)	(16)

Total	351,880	272,635

b)	The amount of provisions and impairment of interbank loans in each period is shown below:

	As of March 31,			As of December 31,
	2017			2016
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	172	172	-	16	16
Charge-offs	-	-	-	-	-	-
Provisions established	-	29	29	1	238	239
Provisions released	-	(37)	(37)	(1)	(82)	(83)

Total	-	164	164	-	172	172

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	50

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of March 31, 2017 and December 31, 2016, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of March 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,880,723	346,116	568,185	9,795,024	168,486	145,827	314,313	9,480,711
Foreign trade loans	1,655,201	74,132	73,073	1,802,406	61,977	1,012	62,989	1,739,417
Checking accounts debtors	180,758	6,382	13,342	200,482	3,406	7,240	10,646	189,836
Factoring transactions	345,954	2,518	3,972	352,444	4,615	592	5,207	347,237
Leasing transactions	1,310,346	78,325	85,115	1,473,786	20,324	5,642	25,966	1,447,820
Other loans and account receivable	192,703	1,194	32,797	226,694	5,272	21,674	26,946	199,748
Subtotal	12,565,685	508,667	776,484	13,850,836	264,080	181,987	446,067	13,404,769

Mortgage loans
Loans with mortgage finance bonds	29,285	-	1,227	30,512	-	18	18	30,494
Mortgage mutual loans	119,660	-	4,488	124,148	-	222	222	123,926
Other mortgage mutual loans	8,181,819	-	410,845	8,592,664	-	58,946	58,946	8,533,718
Subtotal	8,330,764	-	416,560	8,747,324	-	59,186	59,186	8,688,138

Consumer loans
Installment consumer loans	2,533,606	-	262,599	2,796,205	-	249,859	249,859	2,546,346
Credit card balances	1,393,056	-	30,735	1,423,791	-	40,643	40,643	1,383,148
Leasing transactions	5,065	-	48	5,113	-	79	79	5,034
Other consumer loans	271,649	-	5,689	277,338	-	10,007	10,007	267,331
Subtotal	4,203,376	-	299,071	4,502,447	-	300,588	300,588	4,201,859

Total	25,099,825	508,667	1,492,115	27,100,607	264,080	541,761	805,841	26,294,766

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	51

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,946,709	327,996	578,952	9,853,657	178,648	148,703	327,351	9,526,306
Foreign trade loans	1,622,422	131,900	75,582	1,829,904	63,767	901	64,668	1,765,236
Checking accounts debtors	162,470	4,262	12,736	179,468	3,130	6,854	9,984	169,484
Factoring transactions	288,292	3,771	4,688	296,751	5,363	620	5,983	290,768
Leasing transactions	1,325,583	69,302	90,238	1,485,123	19,710	5,546	25,256	1,459,867
Other loans and account receivable	193,496	1,678	27,388	222,562	5,355	20,482	25,837	196,725
Subtotal	12,538,972	538,909	789,584	13,867,465	275,973	183,106	459,079	13,408,386

Mortgage loans
Loans with mortgage finance bonds	31,368	-	1,211	32,579	-	18	18	32,561
Mortgage mutual loans	115,400	-	4,534	119,934	-	203	203	119,731
Other mortgage mutual loans	8,074,900	-	391,943	8,466,843	-	60,820	60,820	8,406,023
Subtotal	8,221,668	-	397,688	8,619,356	-	61,041	61,041	8,558,315

Consumer loans
Installment consumer loans	2,468,692	-	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	-	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	-	55	5,117	-	72	72	5,045
Other consumer loans	266,056	-	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	-	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	24,918,859	538,909	1,475,856	26,933,624	275,973	544,166	820,139	26,113,485

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	52

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of March 31, 2017 and December 31, 2016, the portfolio before allowances is as follows, by customer`s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,205,687	1,180,886	-	-	1,205,687	1,180,886	4.39	4.34
Mining	333,110	340,554	-	-	333,110	340,554	1.21	1.25
Electricity, gas, and water	450,792	442,936	-	-	450,792	442,936	1.64	1.63
Agriculture and livestock	1,114,029	1,096,659	-	-	1,114,029	1,096,659	4.06	4.03
Forest	100,073	96,806	-	-	100,073	96,806	0.36	0.36
Fishing	287,460	296,592	-	-	287,460	296,592	1.05	1.09
Transport	745,374	787,510	-	-	745,374	787,510	2.72	2.89
Communications	197,954	196,934	-	-	197,954	196,934	0.72	0.72
Construction	1,847,334	1,792,485	-	-	1,847,334	1,792,485	6.73	6.59
Commerce	3,016,590	3,120,400	351,935	272,733	3,368,525	3,393,133	12.27	12.47
Services	462,420	482,900	-	-	462,420	482,900	1.68	1.77
Other	4,090,122	4,032,877	-	-	4,090,122	4,032,877	14.91	14.84

Subtotal	13,850,945	13,867,539	351,935	272,733	14,202,880	14,140,272	51.73	51.98

Mortgage loans	8,747,324	8,619,356	-	-	8,747,324	8,619,356	31.86	31.68

Consumer loans	4,502,447	4,446,803	-	-	4,502,447	4,446,803	16.40	16.34

Total	27,100,716	26,933,698	351,935	272,733	27,452,651	27,206,431	100.00	100.00

(*)	Includes domestic interbank loans for Ch$109 million as of March 31, 2017 (Ch$74 million as of December 31, 2016), see Note 7.

(**)	Includes foreign interbank loans for Ch$351,935 million as of March 31, 2017 (Ch$272,733 million as of December 31, 2016), see Note 7.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	53

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio

i)	As of March 31, 2017 and December 31, 2016, the impaired portfolio is as follows:

	As of March 31,				As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	450,115	-	-	450,115	439,707	-	-	439,707
Non-performing loans (collectively evaluated)	327,342	160,916	106,597	594,855	316,838	147,572	99,721	564,131
Other impaired portfolio	174,057	255,644	192,474	622,175	172,624	250,116	188,863	611,603
Total	951,514	416,560	299,071	1,667,145	929,169	397,688	288,584	1,615,441

ii)	The impaired portfolio with or without guarantee as of March 31, 2017 and December 31, 2016 is as follows:

	As of March 31,				As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	543,939	375,569	37,558	957,066	519,821	357,320	35,134	912,275
Unsecured debt	407,575	40,991	261,513	710,079	409,348	40,368	253,450	703,166
Total	951,514	416,560	299,071	1,667,145	929,169	397,688	288,584	1,615,441

iii)	The portfolio of non-performing loans as of March 31, 2017 and December 31, 2016 is as follows:

	As of March 31,				As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	165,623	142,340	11,661	319,624	159,965	129,632	8,940	298,537
Unsecured debt	161,719	18,576	94,936	275,231	156,873	17,940	90,781	265,594
Total	327,342	160,916	106,597	594,855	316,838	147,572	99,721	564,131

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	54

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2017 and 2016 are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2017	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139
Allowances established	17,943	11,953	2,589	38,517	71,002
Allowances released	(16,413)	(3,194)	(3,858)	(4,322)	(27,787)
Allowances released due to charge-off	(13,423)	(9,878)	(586)	(33,626)	(57,513)
Balance as of March 31, 2017	264,080	181,987	59,186	300,588	805,841

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2016	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679
Allowances established	72,330	73,105	30,046	178,886	354,367
Allowances released	(37,073)	(14,432)	(17,634)	(18,512)	(87,651)
Allowances released due to charge-off	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set for Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of March 31, 2017 and December 31, 2016 are Ch$367 million and Ch$386 million, respectively.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of March 31, 2017 and December 31, 2016 are Ch$13,335 million and Ch$13,927 million, respectively and are presented in liabilities of the Unaudited Consolidated Interim Statement of Financial Position

i)	Allowances established on customer and interbank loans

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of March 31,	As of December 31,
	2017	2016

Customers loans	71,002	354,367
Interbank loans	29	239
Total	71,031	354,606

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	55

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

ii)	Portfolio by its impaired and non-impaired status

	As of March 31, 2017
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,709,914	8,064,719	4,006,717	24,781,350	454,375	135,073	107,839	697,287	13,164,289	8,199,792	4,114,556	25,478,637
Overdue for 1-29 days	108,245	68,806	104,189	281,240	42,230	12,236	29,387	83,853	150,475	81,042	133,576	365,093
Overdue for 30-89 days	81,163	197,239	92,470	370,872	135,348	110,645	66,793	312,786	216,511	307,884	159,263	683,658
Overdue for 90 days or more	-	-	-	-	319,561	158,606	95,052	573,219	319,561	158,606	95,052	573,219

Total portfolio before allowances	12,899,322	8,330,764	4,203,376	25,433,462	951,514	416,560	299,071	1,667,145	13,850,836	8,747,324	4,502,447	27,100,607

Overdue loans (less than 90 days) presented as portfolio percentage	1.47%	3.19%	4.68%	2.56%	18.66%	29.50%	32.16%	23.79%	2.65%	4.45%	6.50%	3.87%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33.58%	38.08%	31.78%	34.38%	2.31%	1.81%	2.11%	2.12%

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	56

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2016
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,765,961	7,944,260	3,957,566	24,667,787	463,176	133,816	100,670	697,662	13,229,137	8,078,076	4,058,236	25,365,449
Overdue for 1-29 days	97,302	69,227	113,031	279,560	35,777	12,984	32,536	81,297	133,079	82,211	145,567	360,857
Overdue for 30-89 days	75,033	208,181	87,622	370,836	118,461	105,804	70,920	295,185	193,494	313,985	158,542	666,021
Overdue for 90 days or more	-	-	-	-	311,755	145,084	84,458	541,297	311,755	145,084	84,458	541,297

Total portfolio before allowances	12,938,296	8,221,668	4,158,219	25,318,183	929,169	397,688	288,584	1,615,441	13,867,465	8,619,356	4,446,803	26,933,624

Overdue loans (less than 90 days) presented as portfolio percentage	1.33%	3.37%	4.83%	2.57%	16.60%	29.87%	35.85%	23.31%	2.35%	4.60%	6.84%	3.81%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33.55%	36.48%	29.27%	33.51%	2.25%	1.68%	1.90%	2.01%

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	57

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 09

AVAILABLE FOR SALE INVESTMENTS

As of March 31, 2017 and December 31, 2016, details of instruments defined as available for sale investments are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	480,752	468,386
Chilean Central Bank Notes	334,011	1,222,283
Other Chilean Central Bank and Government securities	208,978	52,805
Subtotal	1,023,741	1,743,474
Other Chilean securities
Time deposits in Chilean financial institutions	781,700	893,000
Mortgage finance bonds of Chilean financial institutions	24,802	25,488
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	1,679	-
Subtotal	808,181	918,488
Foreign financial securities
Foreign Central Banks and Government securities	564,631	387,146
Other foreign financial securities	411,421	339,798
Subtotal	976,052	726,944

Total	2,807,974	3,388,906

As of March 31, 2017 and December 31, 2016, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$155,154 million and Ch$155,044 million, respectively.

As of March 31, 2017 and December 31, 2016, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$49.997 million and Ch$57,393 million, respectively.

As of March 31, 2017 available for sale investments included a net unrealized profit of Ch$21,741 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$20,795 million attributable to equity holders of the Bank and a profit of Ch$946 million attributable to non-controlling interest.

As of December 31, 2016 available for sale investments included a net unrealized profit of Ch$7,375 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$6,449 million attributable to equity holders of the Bank and a profit of Ch$926 million attributable to non-controlling interest.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	58

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 10

INTANGIBLE ASSETS

a)	As of March 31, 2017 and December 31, 2016 the composition of intangible assets is as follows:

				As of March 31, 2017
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2017	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,656	10,932	(9,396)	1,536
Software development	3	2	56,429	293,114	(235,532)	57,582

Subtotal			58,085	304,046	(244,928)	59,118
Fully amortized assets			-	(200,774)	200,774	-
Total			58,085	103,272	(44,154)	59,118

				As of December 31, 2016
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development	3	2	49,077	286,781	(230,352)	56,429

Subtotal			51,137	297,713	(239,628)	58,085
Fully amortized assets			-	(200,774)	200,774	-
Total			51,137	96,939	(38,854)	58,085

b)	The changes in the value of intangible assets during the periods ended March 31, 2017 and December 31, 2016 is as follows:

b.1)	Gross balance

	Licenses	Software development	Fully amortized assets	Total
Gross balances	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	10,932	286,781	(200,774)	96,939
Acquisitions	-	6,333	-	6,333
Disposals and impairment	-	-	-	-
Other	-	-	-	-
Balances as of March 31, 2017	10,932	293,114	(200,774)	103,272

Balances as of January 1, 2016	10,932	259,500	(181,267)	89,165
Acquisitions	-	27,281	-	27,281
Disposals and impairment	-	-	-	-
Other	-	-	(19,507)	(19,507)
Balances as of December 31, 2016	10,932	286,781	(200,774)	96,939

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	59

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 10

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

	Licenses	Software development	Fully amortized assets	Total
Accumulated amortization	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(9,276)	(230,352)	200,774	(38,854)
Amortization for the period	(120)	(5,179)	-	(5,299)
Other changes	-	-	-	-
Balances as of March 31, 2017	(9,396)	(235,531)	200,774	(44,153)

Balances as of January 1, 2016	(8,872)	(210,423)	181,267	(38,028)
Amortization for the period	(404)	(19,929)	-	(20,333)
Other changes	-	-	19,507	19,507
Balances as of December 31, 2016	(9,276)	(230,352)	200,774	(38,854)

c)	The Bank has no restriction on intangible assets as of March 31, 2017 and December 31, 2016. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	60

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT

a)	As of March 31, 2017 and December 31, 2016 the property, plant and equipment balances is as follows:

		As of March 31, 2017
	Net opening balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	169,809	266,270	(98,191)	168,079
Equipment	66,506	169,827	(108,469)	61,358
Ceded under operating leases	4,230	4,888	(660)	4,228
Other	16,834	56,442	(40,622)	15,820
Subtotal	257,379	497,427	(247,942)	249,485
Fully depreciated assets	-	(39,958)	39,958	-
Total	257,379	457,469	(207,984)	249,485

		As of December 31, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Subtotal	240,659	493,001	(235,622)	257,379
Fully depreciated assets	-	(39,958)	39,958	-
Total	240,659	453,043	(195,664)	257,379

b)	The changes in the value of property, plant and equipment during the periods ended March 31, 2017 and December 31, 2016 is as follows:

b.1)	Gross balance

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,974	(39,959)	453,043
Additions	2,254	1,704	-	482	-	4,440
Disposals	-	(184)	-	(14)	-	(198)
Impairment due to damage	-	184	-	-	-	184
Other	-	-	-	-	-	-
Balances as of March 31, 2017	266,270	169,828	4,888	56,442	(39,959)	457,469

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	61

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	(26,258)	405,182
Additions	26,567	30,965	-	4,824	-	62,356
Disposals	-	(228)	-	(332)	-	(560)
Impairment due to damage	-	(234)	-	-	-	(234)
Other	-	-	-	-	(13,701)	(13,701)
Balances as of December 31, 2016	264,016	168,124	4,888	55,974	(39,959)	453,043

b.2)	Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)
Depreciation in the period	(3,984)	(6,853)	(2)	(1,484)	-	(12,323)
Sales and disposals in the period	-	2	-	1	-	3
Transfers	-	-	-	-	-	-
Others	-	-	-	-	-	-
Balances as of March 31, 2017	(98,191)	(108,469)	(660)	(40,622)	39,958	(207,984)

	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	26,258	(164,523)
Depreciation in the period	(15,192)	(23,976)	(8)	(5,849)	-	(45,025)
Sales and disposals in the period	-	71	-	113	-	184
Transfers	-	-	-	-	-	-
Others	-	-	-	-	13,700	13,700
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	62

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of March 31, 2017 and December 31, 2016, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	644	506
Due after 1 year but within 2 years	1,105	1,029
Due after 2 years but within 3 years	497	502
Due after 3 years but within 4 years	460	473
Due after 4 years but within 5 years	318	344
Due after 5 years	2,002	2,067

Total	5,026	4,921

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	25,210	26,455
Due after 1 year but within 2 years	23,189	24,903
Due after 2 years but within 3 years	18,487	20,582
Due after 3 years but within 4 years	15,471	17,321
Due after 4 years but within 5 years	12,852	14,569
Due after 5 years	50,486	53,694

Total	145,695	157,524

e)	As of March 31, 2017 and December 31, 2016 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of March 31, 2017 and December 31, 2016. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	63

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 12

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of March 31, 2017 and December 31, 2016, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	24,847	29,294

Total tax payable (recoverable)	24,847	29,294

(Assets) liabilities current taxes detail (net)
Income tax (*)	178,765	145,963
Less:
Provisional monthly payments	(150,596)	(113,700)
Credit for training expenses	(2,319)	(1,972)
Land taxes leasing	-	-
Grant credits	(1,485)	(1,079)
Other	482	82

Total tax payable (recoverable)	24,847	29,294

(*)Tax rate as of March 31, 2017 and December 31, 2016 are 25.5% and 24.0%, respectively

b)	Effect on income

The effect of tax expense on income for the periods from January 1 and March 31, 2017 and 2016 is comprised of the following items:

	For the three months ended March 31,
	2017 MCh$	2016 MCh$

Income tax expense
Current tax	23,698	19,277

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	13,230	9,832
Subtotal	36,928	29,109
Tax for rejected expenses (Article No.21)	185	665
Other	95	(112)
Net income tax expense	37,208	29,662

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	64

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 12

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of March 31, 2017 and 2016 is as follows:

	As of March 31,
	2017		2016
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	25.50	45,959	24.00	37,367
Permanent differences	(3.65)	(6,574)	(4.34)	(6,759)
Penalty tax (rejected expenses)	0.10	185	0.43	665
Effect of tax reform changes on deferred tax (*)	(1.30)	(2,350)	(0.02)	(28)
Other	(0.01)	(12)	(1.02)	(1,583)
Effective rates and expenses for income tax	20.64	37,208	19.05	29,662

(*) The publication of Law No. 20,780 on September 29, 2014 increased the corporate income tax rate to 21% for 2014, to 22.5% in 2015, 24% for 2016, 25.5 % in 2017 and 27% for 2018 onwards.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended March 31, 2017 and December 31, 2016 follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Deferred tax assets
Available for sale investments	5,539	3,266
Cash flow hedges	-	-
Total deferred tax assets recognized through other comprehensive income	5,539	3,266

Deferred tax liabilities
Available for sale investments	-	(5,036)
Cash flow hedges	(2,988)	(549)
Total deferred tax liabilities recognized through other comprehensive income	(2,988)	(5,585)

Net deferred tax balances in equity	2,551	(2,319)

Deferred taxes in equity attributable to equity holders of the bank	2,314	(2,097)
Deferred tax in equity attributable to non-controlling interests	237	(222)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	65

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 12

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of March 31, 2017 and December 31, 2016, the Bank has recorded effects for deferred taxes in the financial statements.

Below are effects of deferred taxes on assets, liabilities and income:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,563	9.473
Non-recurring charge-offs	9,565	9.891
Assets received in lieu of payment	4,521	4.625
Property, plant and equipment	5,114	4.570
Allowance for loan losses	171,161	174.929
Provision for expenses	68,470	67.073
Derivatives	-	-
Leased assets	72,206	71.834
Subsidiaries tax losses	9,527	9.467
Valuation of investments	-	-
Other	12,610	17.571
Total deferred tax assets	362,737	369.433

Deferred tax liabilities
Valuation of investments	(4,565)	(1,802)
Depreciation	(326)	-
Other	(3,744)	(299)
Total deferred tax liabilities	(8,635)	(2,101)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	5,539	3,266
Recognized through profit or loss	362,737	369,433
Total deferred tax assets	368,276	372,699

Deferred tax liabilities
Recognized through other comprehensive income	(2,988)	(5,585)
Recognized through profit or loss	(8,635)	(2,101)
Total deferred tax liabilities	(11,623)	(7,686)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	66

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 13

OTHER ASSETS

Other assets include the following:

	As of March 31,	As of December 31,
	2016	2015
	MCh$	MCh$

Assets for leasing (1)	50,031	44,840

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	18,240	19,825
Assets awarded at judicial sale	26,868	26,895
Provision on assets received in lieu of payment or awarded	(6,405)	(7,558)
Subtotal	38,703	39,162

Other assets
Guarantee deposits (margin accounts) (3)	346,254	396,289
Gold investments	484	446
VAT credit	9,206	8,941
Income tax recoverable	18,240	22,244
Prepaid expenses	153,334	148,288
Assets recovered from leasing for sale	6,869	6,040
Pension plan assets	1,692	1,637
Accounts and notes receivable	49,693	56,624
Notes receivable through brokerage and simultaneous transactions	292,113	60,632
Other receivable assets	13,938	15,082
Other assets	54,849	40,274
Subtotal	946,672	756,497

Total	1,035,406	840,499

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total value of assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets currently represent 0.48% as of March 31, 2017 (0.54% as of December 31, 2016) of the Bank’s effective equity.

Assets awarded in judicial sale are those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank expects to complete the sale within one year from the date on which the assets are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial awarded value plus any additions and the estimated realizable value (appraisal value) when the former is greater.

(3)	Guarantee deposits (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	67

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 14

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of March 31, 2017 and December 31, 2016, the composition of the item time deposits and other liabilities is as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	6,031,255	6,144,688
Other deposits and demand accounts	533,011	564,966
Other demand liabilities	844,352	829,661

Total	7,408,618	7,539,315

Time deposits and other time liabilities
Time deposits	12,579,324	13,031,319
Time savings account	116,922	116,451
Other time liabilities	3,964	3,939

Total	12,700,210	13,151,709

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	68

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of March 31, 2017 and December 31, 2016, the composition of this item is as follows:

	As of March 31,	As of December 31,
	2017 MCh$	2016 MCh$

Other financial liabilities
Obligations to public sector	61,625	61,490
Other domestic obligations	175,017	175,028
Foreign obligations	1,689	3,498
Subtotal	238,331	240,016
Issued debt instruments
Mortgage finance bonds	42,937	46,251
Senior bonds	6,504,078	6,416,274
Mortgage Bonds	102,063	104,182
Subordinated bonds	762,567	759,665
Subtotal	7,411,645	7,326,372

Total	7,649,976	7,566,388

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of March 31, 2017
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	10,743	32,194	42,937
Senior bonds	1,002,958	5,501,120	6,504,078
Mortgage Bonds	5,792	96,271	102,063
Subordinated bonds	4	762,563	762,567
Issued debt instruments	1,019,497	6,392,148	7,411,645

Other financial liabilities	156,984	81,347	238,331

Total	1,176,481	6,473,495	7,649,976

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	69

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2016
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	11,236	35,015	46,251
Senior bonds	1,135,713	5,280,561	6,416,274
Mortgage Bonds	4,318	99,864	104,182
Subordinated bonds	4	759,661	759,665
Issued debt instruments	1,151,271	6,175,101	7,326,372

Other financial liabilities	158,488	81,528	240,016

Total	1,309,759	6,256,629	7,566,388

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.42% as of March 31, 2017 (5.53% as of December 31, 2016).

	As of March 31,	As of December 31,
	2017 MCh$	2016 MCh$

Due within 1 year	10,743	11,236
Due after 1 year but within 2 years	7,973	8,673
Due after 2 years but within 3 years	6,590	6,928
Due after 3 years but within 4 years	6,049	6,246
Due after 4 years but within 5 years	4,985	5,278
Due after 5 years	6,597	7,890
Total mortgage finance bonds	42,937	46,251

b)	Senior bonds

The following table shows senior bonds by currency:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Santander bonds in UF	3,867,030	3,588,373
Santander bonds in USD	892,578	909,354
Santander bonds in CHF	478,672	568,549
Santander bonds in Ch$	1,006,987	1,037,515
Santander bonds in AUD	-	60,890
Santander bonds in JPY	185,710	179,426
Santander bonds in EUR	73,101	72,167
Total senior bonds	6,504,078	6,416,274

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	70

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2017 the Bank has placed bonds for UF 10,000,000 detailed as follows:

Series	Currency	Amount placed (*)	Term	Issuance rate	Issue date	Series Maximum amount	Maturity date
T9	UF	5,000,000	7 years	2.60% annually	01-02-2016	5,000,000	02-01-2024
T13	UF	5,000,000	9 years	2.75% annually	01-02-2016	5,000,000	02-01-2026
Total	UF	10,000,000

During the first quarter of 2017, the Bank repurchased the following bonds.

Date	Type	Amount
03-06-2017	Senior	USD	6,900,000

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	71

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016 the Bank has placed bonds for UF62,000,000, CLP590,000,000,000, JPY3,000,000,000, USD215,000,000, EUR104,000,000, and CHF125,000,000 detailed as follows:

Series	Currency	Amount Placed	Term	Issuance rate	Issue date	Maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	09-01-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	09-01-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	09-01-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	12-01-2015	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	12-01-2015	7,000,000	12-01-2024
P9	UF	3,000,000	10.5	2.60%	03-01-2015	5,000,000	09-01-2025
T2	UF	5,000,000	4.5	2.25%	02-01-2016	5,000,000	08-01-2020
T5	UF	5,000,000	6.0	2.40%	02-01-2016	5,000,000	02-01-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	09-01-2015	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	06-01-2014	200,000,000,000	06-01-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	10,000,000	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	10,000,000	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	185,000,000	11-28-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	20,000,000	08-19-2024
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	30,000,000	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	125,000,000	05-30-2025
Total	CHF	125,000,000

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	72

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank repurchased the following bonds:

Date	Type	Amount
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	418,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000
11-29-2016	Senior	USD	6,895,000

ii.	Maturities of senior bonds are as follows:

	As of March 31,	As of December 31,
	2017 MCh$	2016 MCh$
Due within 1 year	1,002,940	1,135,713
Due after 1 year but within 2 years	435,007	321,509
Due after 2 years but within 3 years	984,300	816,919
Due after 3 years but within 4 years	894,355	663,289
Due after 4 years but within 5 years	374,267	754,768
Due after 5 years	2,813,191	2,724,076
Total senior bonds	6,504,060	6,416,274

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of March 31,	As of December 31,
	2017 MCh$	2016 MCh$

Mortgage bonds in UF	102,063	104,182
Total mortgage bonds	102,063	104,182

i.	Placement of Mortgage bonds

No mortgage bonds have been placed during 2017 nor 2016.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	73

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	5,792	4,318
Due after 1 year but within 2 years	6,932	6,932
Due after 2 years but within 3 years	7,156	7,156
Due after 3 years but within 4 years	7,386	7,386
Due after 4 years but within 5 years	7,624	7,626
Due after 5 years	67,173	70,764
Total mortgage bonds	102,063	104,182

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of March 31	As of December 31,
	2017	2016
	MCh$	MCh$

Subordinated bonds denominated in Ch$	4	4
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	762.563	759.661
Total subordinated bonds	762.567	759.665

i.	Placement of subordinated bonds

No subordinated bonds have been placed during 2017 nor 2016.

ii.	Maturities of subordinated bonds are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	4	4
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	762,563	759,661
Total subordinated bonds	762,567	759,665

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	74

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	34,156	33,777
Due after 2 year but within 3 years	25,107	24,863
Due after 3 year but within 4 years	5,567	5,794
Due after 4 year but within 5 years	2,078	1,973
Due after 5 years	14,439	15,121
Non-current portion subtotal	81,347	81,528

Current portion:
Amounts due to credit card operators	151,853	151,620
Acceptance of letters of credit	363	2,069
Other long-term financial obligations, short-term portion	4,768	4,799
Current portion subtotal	156,984	158,488

Total other financial liabilities	238,331	240,016

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	75

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of March 31, 2017 and December 31, 2016, the detail of the maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of March 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,828,411	-	-	-	1,828,411	-	-	-	-	1,828,411
Cash items in process of collection	800,901	-	-	-	800,901	-	-	-	-	800,901
Trading investments	-	1,215	-	123,720	124,935	109,308	91,819	61,129	262,256	387,191
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	66,483	98,653	306,637	471,773	533,560	364,478	1,130,819	2,028,857	2,500,630
Interbank loans (1)	352,044	-	-	-	352,044	-	-	-	-	352,044
Loans and accounts receivables from customers (2)	830,142	2,072,702	2,539,936	4,267,386	9,710,166	4,954,527	2,942,322	9,493,592	17,390,441	27,100,607
Available for sale investments	-	1,680	-	1,078,831	1,080,511	94,971	582,888	1,049,604	1,727,463	2,807,974
Guarantee deposits (margin accounts)	346,254	-	-	-	346,254	-	-	-	-	346,254
Total financial assets	4,157,752	2,142,080	2,638,589	5,776,574	14,714,995	5,692,366	3,981,507	11,735,144	21,409,017	36,124,012

Financial Liabilities
Deposits and other demand liabilities	7,408,618	-	-	-	7,408,618	-	-	-	-	7,408,618
Cash items in process of collection	602,307	-	-	-	602,307	-	-	-	-	602,307
Obligations under repurchase agreements	-	205,151	-	-	205,151	-	-	-	-	205,151
Time deposits and other time liabilities	123,170	5,815,631	3,315,151	3,219,172	12,473,124	150,652	16,840	59,594	227,086	12,700,210
Financial derivatives contracts	1	59,626	117,752	345,345	522,724	662,346	328,364	780,310	1,771,020	2,293,744
Interbank borrowings	29,924	17,087	243,622	934,482	1,225,115	252,707	13,865	-	266,572	1,491,687
Issued debts instruments	-	396,649	352	622,496	1,019,497	1,447,860	1,294,342	3,649,946	6,392,148	7,411,645
Other financial liabilities	153,184	401	619	2,780	156,984	59,263	7,644	14,440	81,347	238,331
Guarantees received (margin accounts)	419,875	-	-	-	419,875	-	-	-	-	419,875
Total financial liabilities	8,737,079	6,494,545	3,677,496	5,124,275	24,033,395	2,572,828	1,661,055	4,504,290	8,738,173	32,771,568

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$164 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$446,067 million, Mortgage loans Ch$59,186 million, Consumer loans Ch$300,588 million.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	76

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,808	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivatives contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (1)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (2)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	379,976	824,210	1,242,160	3,388,906
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-	-	-	-	7,539,315
Cash items in process of collection	288,473	-	-	-	288,473	-	-	-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivatives contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debts instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	480,926	-	-	-	480,926	-	-	-	-	480,926
Total liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$172 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$459,079 million, Mortgage loans Ch$61,041 million, Consumer loans Ch$300,019 million.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	77

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 17

OTHER LIABILITIES

Other liabilities consist of:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Accounts and notes payable	164,639	154,159
Income received in advance	492	509
Guarantees received (margin accounts) (1)	419,875	480,926
Notes payable through brokerage and simultaneous transactions	259,896	27,745
Other payable obligations	32,667	80,100
Withheld VAT	1,883	1,964
Accounts payable by insurance companies	100,965	21,644
Other liabilities	16,896	28,738
Total	997,313	795,785

(1)	Guarantee deposits (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	78

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 18

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of March 31, 2017, the Banks and its subsidiaries have provisions for this item of Ch$1,453 million and Ch$0 million, respectively (Ch$1,194 million and Ch$ 48 million as of December 31, 2016) which is included in “Provisions” in the Unaudited Consolidated Financial Statements of Financial Position as provisions for contingencies.

As of March 31, 2017, the following legal situations are pending:

i) Trial of "Bilbao with Santander Investment S.A. Corredores de Bolsa ", the predecessor of Santander S.A. Corredores de Bolsa (currently Santander Corredores de Bolsa Ltda.) Followed before the 20th Civil Court of Santiago, Role 15549-2012 on obligation to render account. On May 6, 2014, the interposed complaint was accepted, which was confirmed in the second instance. The appeal is pending before the Supreme Court by Santander Investment S.A. Banco Santander Chille paid the bill. On August 19, 2016, the court rendered the account and gave the counterpart a period of 30 days for review, a period that was fulfilled without any comments being made. It is pending the payment of the costs of the trial ($1,145,000.-) circumstance that was informed to Santander Investment.

ii) Trial "Echeverria with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), followed before the 21st Civil Court of Santiago, Role C-21.366-2014, on compensation for damages due to failures in the purchase of shares. Amount: $59,594,764. As for its current status, it is pending to summon the parties to hear sentence.

Santander Corredora de Seguros Limitada

i) There are no pending lawsuits for leased assets. Our lawyers have closed the cases for leasing contracts coming from the merger with Ex Santiago Leasing S.A.

b)	Contingent loans

In order to meet clients' needs, the Bank has acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Financial Statements, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank`s contractual obligations to issue loans:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Letters of credit issued	152,985	158,800
Foreign letters of credit confirmed	93,040	57,686
Performance guarantees	1,727,243	1,752,610
Personal guarantees	123,460	125,050
Subtotal	2,096,728	2,094,146
Available on demand credit lines	7,320,464	7,548,820
Other irrevocable credit commitments	309,432	260,266
Total	9,726,624	9,903,232

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	79

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 18

CONTINGENCIES AND COMMITMENTS

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Third party operations
Collections	162,370	163,303
Transferred financial assets managed by the Bank	39,306	42,054
Assets from third parties managed by the Bank and its affiliates (1)	1,662,067	1,586,405
Subtotal	1,863,743	1,791,762
Custody of securities
Securities held in custody	373,660	390,155
Securities held in custody deposited in other entity	760,083	687,610
Issued securities held in custody	19,223,738	18,768,572
Subtotal	20,357,481	19,846,337
Total	22,221,224	21,638,099

(1) During 2016, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of March 2017, the balance for this was Ch$1,662,032 million (Ch$1,586,370 million at December 31, 2016).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 4356192, with Compañía de Seguros Chilena Consolidada S.A., for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2016 to June 30, 2017.

Santander Agente de Valores Limitada

In accordance with the provisions of Article No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 216113821, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2017.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$27,122 million to cover default risk on transactions entered into instantaneously or within short timeframes.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$5,330 million and additional guarantees entered at the Electronical Stock Market for Ch$1,018 million as of December 31, 2016.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	80

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 18

CONTINGENCIES AND COMMITMENTS

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Superintendent, the Company has taken out an insurance policy In order to secure correct and full compliance with all its obligations as an insurance broker.

ii)	The company purchased a guarantee policy No. 10031521, covering UF500 and professional liability policy No. 10031528 for insurance brokers, covering UF 60,000 from the Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are valid run from April 15, 2016 to April 14, 2017.

iii)	There are performance guarantees with Banco Santander Chile to guarantee full compliance with public bidding of payment protection insurance and payment protection plus 2/3 permanent disability insurance for the mortgage loan portfolio of Banco Santander Chile. The values of these policies are UF 5,000 and UF 2,500 respectively, both valid till July 31, 2017. For the same reason, the Company also has a performance guarantee for compliance with public bidding of fire insurance which amounts to UF 3,200 with the same Bank, valid till December 31, 2018.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	81

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 19

EQUITY

a)	Capital

As of March 31, 2017 and December 31, 2016 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights, and have no preferences or restrictions.

The movement in shares during 2017 and 2016 is as follows:

	Shares
	As of March 31, 2017	As of December 31, 2016

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of March 31, 2017 and December 31, 2016 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of March 31, 2017 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% share holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	34,349,210,871	34,349,210,871	18.23
Banks on behalf of third parties	12,226,044,355	-	12,226,044,355	6,49
Pension funds (AFP)	7,018,886,971	-	7,018,886,971	3,72
Stock brokers on behalf of third parties	3,190,962,218	-	3,190,962,218	1,69
Other minority holders	5,068,021,111	-	5,068,021,111	2,69
Total	154,096,915,923	34,349,210,871	188,446,126,794	100,00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	82

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 19

EQUITY, continued

As of December 31, 2016 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	34,800,933,671	34,800,933,671	18,47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6,50
Pension fund (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3,71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1,63
Other minority holders	4,732,351,195	-	4,732,351,195	2,51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100,00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

The distribution of dividends has been disclosed in the Unaudited Consolidated Interim Statements of Changes in Equity.

c)	Diluted earnings per share and basic earnings per share

As of March 31, 2017 and 2016, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of March 31,
	2017	2016
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	142,375	125,439
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	0,756	0,666

b) Diluted earnings per share
Total attributable to equity holders of the Bank	142,375	125,439
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	0,756	0,666

As of March 31, 2017 and 2016, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	83

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 19

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of March 31,	As of December 31,
	2017	2016
	MCh$	MCh$

Available for sale investments
As of January 1,	7,375	(7,093)
Gain (losses) on the re-valuation of available for sale investments, before tax	13,074	2,267
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	1,292	12,201
Subtotal	14,366	14,468
Total	21,741	7,375

Cash flow hedges
As of January 1,	2,288	8,626
Gains (losses) on the re-valuation of cash flow hedges, before tax	(13,891)	(6,261)
Reclassification and adjustments on cash flow hedges, before tax	(115)	(77)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(14,006)	(6,338)
Total	(11,718)	2,288

Other comprehensive income, before tax	10,023	9,663

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(5,544)	(1,770)
Income tax relating to cash flow hedges	2,990	(549)
Total	(2,554)	(2,319)

Other comprehensive income, net of tax	7,469	7,344
Attributable to:
Equity holders of the Bank	6,762	6,640
Non-controlling interest	707	704

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	84

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 20

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	85

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 20

CAPITAL REQUIREMENTS (BASEL), Continued

The levels of basic capital and effective net equity as of March 31, 2017 and December 31, 2016, are as follows:

	Consolidated assets		Risk-weighted assets
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,828,411	2,279,389	-	-
Cash in process of collection	800,901	495,283	184,708	80,623
Trading investments	387,190	396,987	24,938	24,709
Investments under resale agreements	-	6,736	-	6,736
Financial derivative contracts (*)	1,113,387	1,285,157	748,526	943,727
Interbank loans, net	351,880	272,635	73,388	80,200
Loans and accounts receivables from customers, net	26,294,766	26,113,485	22,785,020	22,655,553
Available for sale investments	2,807,974	3,388,906	281,483	263,016
Investments in associates and other companies	24,501	23,780	24,501	23,780
Intangible assets	59,118	58,085	59,118	58,085
Property, plant, and equipment	249,485	257,379	249,485	257,379
Current taxes	-	-	-	-
Deferred taxes	368,276	372,699	36,828	37,270
Other assets	1,035,406	840,499	824,659	585,739
Off-balance-sheet assets
Contingent loans	3,884,824	3,922,023	2,199,989	2,221,018
Total	39,206,119	39,713,043	27,492,643	27,237,835

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2017	2016	2017	2016
	MCh$	MCh$	%	%

Basic capital	2,968,491	2,868,706	7,57	7,22
Effective net equity	3,761,040	3,657,707	13,68	13,43

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	86

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 21

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31, 2017%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0,97	524	32	-	-	-	32
Santander S.A. Sociedad Securitizadora	0,36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49,41	20,151	184	21	(18)	3	187
Santander Corredora de Seguros Limitada	0,25	166	2	-	-	-	2
Subtotal		20,842	218	21	(18)	3	221

Entities controlled through other considerations:
Bansa Santander S.A.	100,00	6,763	230	-	-	-	230
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2,382	195	-	-	-	195
Subtotal		9,145	425	-	-	-	425

Total		29,987	643	21	(18)	3	646

(1) Formerly Santander S.A. Corredores de Bolsa. See Note1.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	87

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 21

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31, 2016%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0,97	402	26	(1)	-	(1)	25
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (1)	49,41	22,003	188	132	(30)	102	290
Santander Corredora de Seguros Limitada	0,25	157	1	-	-	-	1
Subtotals		22,564	215	131	(30)	101	316

Entities controlled through other considerations:
Bansa Santander S.A.	100,00	6,209	205	-	-	-	205
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	1,783	181	-	-	-	181
Subtotals		7,992	386	-	-	-	386

Total		30,556	601	131	(30)	101	702

(1) Formerly Santander S,A, Corredores de Bolsa, See Note1.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	88

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 21

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of March 31,				As of December 31,
	2017				2016
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	58,778	4,635	50,820	3,323	75,000	10,065	62,276	2,659
Santander Corredores de Bolsa Limitada (1)	483	73	432	(22)	86,473	45,724	38,356	2,393
Santander Agente de Valores Limitada	312,168	271,046	40,749	373	54,486	3,666	38,851	11,969
Santander S.A. Sociedad Securitizadora	75,490	9,698	64,934	858	509	77	512	(80)
Santander Gestión de Recaudación y Cobranzas Ltda.	31,292	24,530	6,532	230	8,547	6,363	1,602	582
Bansa Santander S.A.	8,951	6,569	2,184	198	31,301	24,768	6,004	529
Total	487,162	316,551	165,651	4,960	256,316	90,663	147,601	18,052

(1) Formerly Santander S,A, Corredores de Bolsa, See Note1.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	89

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 22

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the periods ended March 31, 2017 and 2016, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	For the three months ended March 31,
	2017				2016
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	253	-	-	253	347	-	-	347
Interbank loans	58	-	-	58	199	-	-	199
Commercial loans	190,197	23,243	2,199	215,639	178,035	32,545	1,701	212,281
Mortgage loans	79,037	40,576	98	119,711	67,917	56,703	6,644	131,264
Consumer loans	154,663	111	1,105	155,879	146,166	185	927	147,278
Investment instruments	24,963	163	-	25,126	17,776	1,002	-	18,778
Other interest income	3,115	317	-	3,432	2,529	616	-	3,145

Interest income less income from hedge accounting	452,286	64,410	3,402	520,098	412,969	91,051	9,272	513,292

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of March 31, 2017 and as of December 31, 2016, the suspended interest and adjustments income consists of the following:

	As of March 31,			As of December 31,
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,661	9,099	22,760	13,060	9,029	22,089
Mortgage loans	4,999	451	5,450	4,785	486	5,271
Consumer loans	2,960	6,253	9,213	2,924	6,635	9,559

Total	21,620	15,803	37,423	20,769	16,150	36,919

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	90

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 22

INTEREST INCOME, continued

c)	For the periods ended March 31, 2017 and 2016, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	For the three months ended March 31,
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(2,777)	(212)	(2,989)	(3,941)	(245)	(4,186)
Repurchase agreements	(2,026)	-	(2,026)	(692)	-	(692)
Time deposits and liabilities	(98,060)	(6,012)	(104,072)	(100,631)	(8,993)	(109,624)
Interbank borrowings	(5,327)	-	(5,327)	(4,519)	-	(4,519)
Issued debt instruments	(56,449)	(21,076)	(77,525)	(44,375)	(22,556)	(66,931)
Other financial liabilities	(729)	(124)	(853)	(752)	(204)	(956)
Other interest expense	(1,245)	(1,373)	(2,618)	(950)	(2,950)	(3,900)
Interest expense less expenses from hedge accounting	(166,613)	(28,797)	(195,410)	(155,860)	(34,948)	(190,808)

d)     For the periods ended March 31, 2017 and 2016, the income and expense from interest is as follows:

	For the three months ended March 31,
	2017	2016
Items	MCh$	MCh$

Interest income less income from hedge accounting	520,098	513,292
Interest expense less expense from hedge accounting	(195,410)	(190,808)

Net Interest income (expense) from hedge accounting	324,688	322,484

Hedge accounting (net)	(6,113)	(9,611)

Total net interest income	318,575	312,873

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	91

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 23

FEES AND COMMISSIONS

Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,442	1,345
Fees and commissions for guarantees and letters of credit	9,488	9,284
Fees and commissions for card services	50,576	47,621
Fees and commissions for management of accounts	7,920	7,848
Fees and commissions for collections and payments	8,926	7,961
Fees and commissions for intermediation and management of securities	2,385	2,178
Insurance brokerage fees	10,057	9,659
Office banking	3,746	3,499
Fees for other services rendered	10,029	8,876
Other fees earned	10,726	6,237
Total	115,295	104,508

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(35,886)	(33,437)
Fees and commissions for securities transactions	(185)	(138)
Office banking	(4,143)	(3,485)
Other fees	(2,258)	(4,457)
Total	(42,472)	(41,517)

Net fees and commissions income	72,823	62,991

The fees earned in transactions with letters of credit are presented on the Unaudited Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	92

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 24

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments for the variation of the financial instruments, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

For the periods ended March 31, 2017 and 2016, the detail of income from financial operations is as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(7,734)	(178,095)
Trading investments	5,011	3,967
Sale of loans and accounts receivables from customers
Current portfolio	2,211	-
Charged-off portfolio	746	(28)
Available for sale investments	1,637	3,076
Repurchase of issued bonds(1)	-	(8,631)
Other profit and loss from financial operations	(595)	12
Total	1,276	(179,699)

(1) As of March 31, 2017 the Bank has repurchased bonds, see Note 2.

NOTE 25

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the periods ended March 31, 2017 and 2016, net foreign exchange income is as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(84,107)	51,158
Hedging derivatives	120,684	169,727
Income from assets indexed to foreign currency	(1,133)	(7,027)
Income from liabilities indexed to foreign currency	12	103
Total	35,456	213,961

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	93

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 26

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses for the periods ended March 31, 2017 and 2016 is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended March 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(4,055)	(15,034)	(4,446)	(26,589)	-	-	(50,124)
Provisions established	(29)	(17,943)	(11,953)	(2,589)	(38,517)	(1,796)	(544)	(73,371)
Total provisions and charge-offs	(29)	(21,998)	(26,987)	(7,035)	(65,106)	(1,796)	(544)	(123,495)
Provisions released(1)	37	16,413	3,194	3,858	4,322	1,452	1,039	30,315
Recovery of loans previously charged-off	-	3,196	4,691	2,507	8,924	-	-	19,318
Net charge to income	8	(2,389)	(19,102)	(670)	(51,860)	(344)	495	(73,862)

(1) See Note 1 p) III.

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended March 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(2,147)	(14,052)	(4,785)	(27,185)	-	-	(48,169)
Provisions established	(18)	(12,218)	(24,600)	(20,657)	(47,539)	(998)	(2,030)	(108,060)
Total provisions and charge-offs	(18)	(14,365)	(38,652)	(25,442)	(74,724)	(998)	(2,030)	(156,229)
Provisions released(1)	4	10,820	10,016	19,145	18,806	1,557	100	60,448
Recovery of loans previously charged-off	-	2,978	3,944	1,933	9,000	-	-	17,855
Net charge to income	(14)	(567)	(24,692)	(4,364)	(46,918)	559	(1,930)	(77,926)

(1) See Note 1 p) III.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	94

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 26

PROVISIONS FOR LOAN LOSSES, continued

b) The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	17,479	24,911	5,033	60,214	107,637
Provision applied	(13,424)	(9,877)	(587)	(33,625)	(57,513)
Net charge offs of individually significant loans	4,055	15,034	4,446	26,589	50,124

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	10,475	25,512	5,267	58,748	100,002
Provision applied	(8,328)	(11,460)	(482)	(31,563)	(51,833)
Net charge offs of individually significant loans	2,147	14,052	4,785	27,185	48,169

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	95

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 27

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

For the periods ended March 31, 2017 and 2016, the composition of personnel salaries and expenses is as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Personnel compensation	56,607	56,517
Bonuses or gratuities	19,238	19,599
Stock-based benefits	(99)	(25)
Seniority compensation:	6,155	6,473
Pension plans	213	(141)
Training expenses	628	576
Day care and kindergarden	742	948
Health and welfare funds	1,402	1,388
Other personnel expenses	7,790	7,632
Total	92,676	92,967

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	96

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 28

ADMINISTRATIVE EXPENSES

For the periods ended March 31, 2017 and 2016, the composition of administrative expenses is as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

General administrative expenses	35,954	35,916
Maintenance and repair of property, plant and equipment	5,526	5,517
Office lease	6,923	7,000
Equipment lease	103	93
Insurance premiums	833	979
Office supplies	1,767	1,530
IT and communication expenses	9,236	9,036
Lighting, heating, and other utilities	1,413	1,451
Security and valuables transport services	3,658	4,359
Representation and personnel travel expenses	1,127	1,364
Judicial and notarial expenses	249	423
Fees for technical reports and auditing	2,771	1,870
Other general administrative expenses	2,348	2,294
Outsourced services	13,830	14,687
Data processing	9,004	9,610
Archive service	975	973
Valuation service	692	811
Outsourced staff	1,465	1,563
Other	1,694	1,730
Board expenses	338	393
Marketing expenses	4,972	4,577
Taxes, payroll taxes, and contributions	3,388	3,121
Real estate taxes	418	394
Patents	507	431
Other taxes	5	6
Contributions to SBIF	2,458	2,290
Total	58,482	58,694

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	97

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 29

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during the first quarter of 2017 and 2016 are detailed below:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(12,323)	(9,836)
Amortizations of intangible assets	(5,229)	(4,509)
Total depreciation and amortization	(17,622)	(14,345)
Impairment of property, plant and equipment	(184)	(37)
Total	(17,806)	(14,382)

b)	The changes in book value due to depreciation and amortization for the three month periods ended March 31, 2017 and 2016 are as follows:

	Depreciation and amortization
	2017
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(235,622)	(239,629)	(475,251)
Depreciation and amortization for the period	(12,323)	(5,299)	(17,622)
Sales and disposals in the period	3	-	3
Other	-	-	-
Balances as of March 31, 2017	(247,942)	(244,928)	(492,870)

	Depreciation and amortization
	2016
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(190,781)	(219,295)	(410,076)
Depreciation and amortization for the period	(9,836	(4,509)	(14,345)
Sales and disposals in the period	7	-	7
Other	-	-	-
Balances as of March 31, 2016	(200,610)	(223,804)	(424,414)

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	98

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 30

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	560	511
Recovery of charge-offs and income from assets received in lieu of payment	3,505	1,647
Other income from assets received in lieu of payment	2,277	2,035
Subtotal	6,342	4,193
Other income
Leases	66	148
Income from sale of property, plant and equipment	17	320
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	453	333
Other	3,136	254
Subtotal	3,672	1,055

Total	13,019	5,248

b)	Other operating expenses are as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	5,520	2,615
Provisions on assets received in lieu of payment	1,771	2,573
Expenses for maintenance of assets received in lieu of payment	620	634
Subtotal	7,911	5,822

Credit card expenses	815	1,044

Customer services	820	902

Other expenses
Operating charge-offs	843	2,191
Life insurance and general product insurance policies	4,835	3,051
Additional tax on expenses paid overseas	-	296
Provisions for contingencies	-	1,287
Expense for the Retail Association	183	134
Other	3,410	1,507
Subtotal	9,271	8,466

Total	18,817	16,234

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	99

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 31

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i,e,, Banco Santander S,A, (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	100

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of March 31,				As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	80,719	502	4,512	7,013	81,687	533	4,595	7,100
Mortgage loans	-	-	18,926	-	-	-	18,046	-
Consumer loans	-	-	3,288	-	-	-	3,783	-
Loans and account receivables:	80,719	502	26,726	7,013	81,687	533	26,424	7,100

Allowance for loan losses	(210)	(36)	(70)	(32)	(209)	(35)	(87)	(34)
Net loans	80,509	466	26,656	6,981	81,478	498	26,337	7,066

Guarantees	411,739	-	23,431	5,847	434,141	-	23,636	5,486

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	30,340	-	-	2	27,268	-	-	-
Performance guarantees	420,529	-	-	-	437,101	-	-	-
Contingent loans	450,869	-	-	2	464,369	-	-	-

Allowance for contingent loans	(3)	-	-	-	(5)	-	-	-

Net contingent loans	450,866	-	-	2	464,364	-	-	-

Loans activity to related parties during the periods ended March 31, 2017 and December 31, 2016 is as follows:

	As of March 31,				As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	546,058	532	26,423	7,100	616,968	565	28,675	1,966
Loans granted	5,780	-	1,709	3	122,729	203	8,580	6,808
Loans payments	(20,247)	(30)	(1,408)	(88)	(193,189)	(236)	(10,832)	(1,674)

Total	531,591	502	26,724	7,015	546,508	532	26,423	7,100

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	101

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of March 31,				As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	21,888	-	-	-	187,701	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	-	32,212	-	-	742,851	33,433	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	12,329	66,758	-	-	4,711	67,454	-	-

Liabilities
Deposits and other demand liabilities	15,429	7,141	2,883	630	6,988	7,141	2,883	630
Obligations under repurchase agreements	-	-	-	-	56,167	-	-	-
Time deposits and other time liabilities	1,276,456	621	2,365	1,984	1,545,771	621	2,365	1,984
Financial derivative contracts	-	41,009	-	-	954,575	54,691	-	-
Issued debts instruments	306,896	-	-	-	484,548	-	-	-
Other financial liabilities	6,499	-	-	-	8,970	-	-	-
Other liabilities	509	58,613	-	-	446	44,329	-	-

c)	Income (expenses) with related parties

	For the three months ended March 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	-	40	1,164	115	(6,219)	12	365	24
Fee and commission income and expenses	10,046	45	204	20	8,839	10	63	5
Net income (expense) from financial operations and foreign exchange transactions (*)	80,510	(303)	1	-	262,628	-	(82)	3
Other operating income and expenses	136	(2,239)	-	-	226	-	-	-
Key personnel compensation and expenses	-	-	8,944	-	-	-	(9,070)	-
Administrative and other expenses	(8,848)	(13,863)	-	-	(8,581)	(11,682)	-	-

Total	81,844	(16,320)	10,313	135	256,893	(11,660)	(8,724)	32

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	102

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Unaudited Consolidated Interim Statements of Income, and detailed as follows:

	For the three months ended March 31,
	2017	2016
	MCh$	MCh$

Personnel compensation	4,274	4,588
Board member`s salaries and expenses	322	335
Bonuses or gratuity	3,842	3,322
Compensation in stock	(99)	(25)
Training expenses	12	81
Seniority compensation	141	642
Health funds	70	76
Other personnel expenses	169	192
Pension Plans	213	(141)
Total	8,944	9,070

e)	Composition of key personnel

As of March 31, 2017 and December 31, 2016, the composition of the Bank`s key personnel is as follows:

Position	No, of executives
	As of March 31,	As of December 31,
	2017	2016

Director	13	13
Division manager	14	17
Department manager	68	76
Manager	49	61

Total key personnel	144	167

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	103

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, the management consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of March 31, 2017 and December 31, 2016:

	As of March 31,		As of December 31,
	2017		2016
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	387,190	387,190	396,987	396,987
Financial derivative contracts	2,500,630	2,500,630	2,500,782	2,500,782
Loans and accounts receivable from customers and interbank loans, (net)	26,646,646	30,461,548	26,386,120	29,976,931
Investments available for sale	2,807,974	2,807,974	3,388,906	3,388,906
Guarantee deposits (margin accounts)	346,254	346,254	396,289	396,289

Liabilities
Deposits and interbank borrowings	21,600,515	21,856,224	22,607,392	22,833,009
Financial derivative contracts	2,293,744	2,293,744	2,292,161	2,292,161
Issued debt instruments and other financial liabilities	7,649,976	8,333,200	7,566,388	8,180,322
Guarantees received (margin accounts)	419,875	419,875	480,926	480,926

The fair value approximates the carrying amount of the following line items due to their short-term nature: cash and deposits-banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Trading investments and available for sale investment instruments

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments, Investments are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	104

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, The hierarchy reflects the significance of the inputs used in making the measurement, The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i,e, they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	105

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	106

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of March 31, 2017 and December 31, 2016.

	Fair value measurement
	2017	Level 1	Level 2	Level 3
As of March 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	387,190	381,893	5,297	-
Available for sale investments	2,807,974	2,000,793	806,501	680
Derivatives	2,500,630	-	2,461,300	39,330
Guarantee deposits (margin accounts)	346,254	-	346,254	-
Total	6,042,048	2,382,686	3,619,352	40,010

Liabilities
Derivatives	2,293,744	-	2,293,744	-
Guarantees received (margin accounts)	419,875	-	419,875	-
Total	2,713,619	-	2,713,619	-

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Guarantee deposits (margin accounts)	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Guarantees received (margin accounts)	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	107

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of March 31, 2017 and 2016:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	40,034	43

Total realized and unrealized profits (losses)
Included in statement of income	(46)	(43)
Included in other comprehensive income	23	-
Purchases, issuances, and loans (net)	-	-

As of March 31, 2017	40,011	-

Total profits or losses included in comprehensive income at March 31, 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of March 31, 2016	(23)	(43)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	3,026	277
Included in other comprehensive income	37	-
Purchases, issuances, and loans (net)	-	-

As of March 31, 2016	42,976	277

Total profits or losses included in comprehensive income at March 31, 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of March 31, 2015	3,063	277

The realized and unrealized profits (losses) included in comprehensive income for 2017 and 2016, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of March 31, 2017 and 2016 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	108

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2017 and 2016:

As of March 2017
	Linked financial instruments, compensated in balance
Financial instruments Assets	Gross amounts Ch$ Million	Compensated in balance Ch$ Million	Net amount presented in balance Ch$ Million	Remains of unrelated and / or unencumbered financial instruments Ch$ Million	Amount in Statements of Financial Position
Financial derivative contracts	2,228,133	-	2,228,133	272,497	2,500,630
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,646,646	26,646,646
Total	2,228,133	-	2,228,133	26,919,143	29,147,276
Liabilities
Financial derivative contracts	2,075,461	-	2,075,461	218,283	2,293,744
Investments under resale agreements	205,151	-	205,151	-	205,151
Déposits and interbank borrowings	-	-	-	21,600,515	21,600,515
Total	2,280,612	-	2,280,612	21,818,798	24,099,410

As of December 2016
	Linked financial instruments, compensated in balance
Financial instruments Assets	Gross amounts Ch$ Million	Compensated in balance Ch$ Million	Net amount presented in balance Ch$ Million	Remains of unrelated and / or unencumbered financial instruments Ch$ Million	Amount in Statements of Financial Position
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Obligations under repurchase agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,386,120	26,386,120
Total	2,244,467	-	2,244,467	26,649,171	28,893,638
Loabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Déposits and interbank borrowings	-	-	-	22,607,392	22,607,392
Total	2,313,392	-	2,313,392	22,798,598	25,111,990

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	109

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

NOTE 33

SUBSEQUENT EVENTS

Between April 1, 2017 and the date on which these Unaudited Consolidated Interim Financial Statements were issued (April 11, 2017), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Interim Financial Statements March 2017 / Banco Santander Chile	110